03029203

29 July 2003


SEC MAIL
RECEIVED
PROCESSING
AUG 1 1 2003
SECTION
WASH. DC
188



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the Company"), a company organized under the laws of the Republic of Singapore (Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of a New Subsidiary in PRC

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

dw 8/12

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 45 OF 28.07.2003
Announcement No. 45

WANT WANT HOLDINGS LTD

INCORPORATION OF A NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a subsidiary in PRC, "Nanjing Ming-Want Dairy Ltd" ("Nanjing Ming-Want Dairy"), with a registered share capital of US$20 million. The Company will hold 99% of the registered share capital of Nanjing Ming-Want Dairy and the remaining 1% will be held by Danehill Worldwide Limited (the "joint venture partner").

The principal activities of Nanjing Ming-Want Dairy include the production and sales of various types of dairy products, fruit and vegetable beverages and other related products and services. To facilitate financial planning, a separate joint venture company known as Ming-Want Worldwide Limited ("Ming-Want Worldwide"), with a registered capital of US$250,000, has been formed in the British Virgin Islands. The Company and the joint venture partner will hold 99% and 1% of the registered share capital of Ming-Want Worldwide respectively.

The transactions are not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transactions.

Submitted by Adams Lin Feng I , Group Vice President and Director on 28/07/2003 to the SGX